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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    -----------------------------------------

                                LANDS' END, INC.
                            (Name of Subject Company)

                                LANDS' END, INC.
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                        (Title and Classes of Securities)

                    -----------------------------------------

                                    515086106
                      (Cusip Number of Class of Securities)

                    -----------------------------------------

                                DONALD R. HUGHES
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                LANDS' END, INC.
                               ONE LANDS' END LANE
                           DODGEVILLE, WISCONSIN 53595
                                 (608) 935-9341

       (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                    -----------------------------------------

                                 with copies to:


            KARL DAHLEN                         ROBERT S. OSBORNE, P.C.
       SENIOR LEGAL OFFICER                         KIRKLAND & ELLIS
         LANDS' END, INC.                       200 EAST RANDOLPH DRIVE
        ONE LANDS' END LANE                     CHICAGO, ILLINOIS 60601
    DODGEVILLE, WISCONSIN 53595                      (312) 861-2368
          (608) 935-9341

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                   Lands' End
                           Moderator: Charlotte LaComb
                                  May 13, 2002
                                 10:45 a.m. EDT

OPERATOR: Good morning, ladies and gentlemen, and welcome to the Acquisition of Lands' End by Sears, Roebuck & Company conference call. At this time, all participants have been placed on a listen-only mode, and the floor will be open for questions and comments following the presentation.

I would now like to hand the floor over to your host, Charlotte LaComb. Ma'am, the floor is yours.

CHARLOTTE LACOMB, DIRECTOR INVESTOR RELATIONS, LANDS' END: Good morning, and thank you all for joining us on our call and our Webcast this morning. With us today on the call are Jeff Jones, our Chief Operating Officer, and Don Hughes - excuse me - our Chief Financial Officer.

Before we start, I just want to review our statement on forward-looking information. Statements on this conference call that are not historical, including, without limitations, statements regarding our plans, expectations, assumptions and estimations for this transaction or for fiscal 2003 revenues, gross profit margin and earnings as well as anticipated sales trends and future developments of our business strategy are considered forward-looking and speak only as of today's date. As such, these subjects are - excuse me, these statements are subject to a number of risks and uncertainties. Future results may be materially different from those expressed or implied by these statements due to a number of factors.

Currently, we believe that the principle factors that could create uncertainty about our future results are the following - customer response for our merchandise offerings, circulation changes and other initiatives, the mix of our sales between full price and liquidation merchandise, overall consumer confidence and general economic conditions, both domestic and foreign, the effects of weather on customer purchasing behavior, the effects of shifting patterns of e-commerce versus catalog purchases, costs associated with printing and mailing catalogues and fulfilling orders, dependence on consumers' seasonal buying patterns, fluctuations in foreign currency exchange rates, and changes that may have different effects on the various sectors in which we operate, for example rather than individual consumers the Business Outfitters division, included in our specialty segment, sells to numerous corporations, and certain of these sales are for their corporate promotional activities. Our future results could, of course, be affected by other factors as well.

Also, this transaction is not yet completed and is subject to a two-thirds minimum tender condition. More information about these risks and uncertainties may be found in the company's 8-K and 10-K filings with the SEC. The company does not undertake to publicly update or revise its forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

We do have a little other additional information I want to review. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities & Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement, including an offer purchase, letter of transmittal and related tender documents, and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling 1-800-732-7780 and selecting option three.

Now, at this point, I'd like to turn the call over to Don Hughes, our Chief Financial Officer.

DONALD HUGHES, CHIEF FINANCIAL OFFICER, LANDS' END: Thanks, Charlotte. You all should have received a copy of this morning's news release. But if you need one, please call Nancy Wire (ph) at 608-935-4220 or go to our Web site, www.landsend.com.


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

Today, we announced that Lands' End and Sears entered into a definitive agreement under which Lands' End will be acquired by Sears for $62 a share in cash. The total acquisition price of the transaction is $1.9 billion. At the completion of the acquisition, Lands' End will be a wholly-owned subsidiary of Sears. Sears has agreed to commence a tender offer to acquire all the shares of Lands' End. The tender offer will be conditioned upon Sears purchasing at least two-thirds of Lands' End shares, regulatory approvals and other customary conditions. Gary Comer, Lands' End Founder and certain other Lands' End shareholders have agreed to tender an aggregate of approximately 55 percent of the outstanding shares of common stock into this offer. After completion of the tender offer, all shares not tendered in the offer will be acquired in the merger for the same $62 per share price in cash. This transaction is a total cash over offer to Lands' End shareholders. The acquisition will benefit Lands' End by providing the company with the tools and resources necessary to further grow Lands' End's industry-leading customer service, innovation and quality.

We will now open the call briefly for questions. But first, let me remind you that what we'll be able to provide is somewhat limited. And the questions we'll be able to answer will be limited until the tender offer agreement is filed with the Securities & Exchange Commission, which should take place sometime over the next couple of days. Also, we may have to defer some of your questions to Sears, where appropriate.

Now, I'd like to open it up for questions.

OPERATOR: Thank you. The floor is now open for questions. If you have a question or a comment, you may press one followed by four on your touch-tone phone at this time. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Questions will be taken in the order they are received. We do ask that while posing your question that you please pick up your handset to provide optimum sound quality. Once again, ladies and gentlemen, that's one followed by four. Please hold while we poll for questions.

Our first question is coming from David Lieberman of Tiedemann Investors Group. Please state your question.

DAVID LIEBERMAN, TIEDEMANN INVESTORS GROUP: Yes. I was hoping that you can tell us what the process was with the transaction with Sears. Was it a one on one or was there an auction process?

JEFFREY JONES, CHIEF OPERATING OFFICER, LANDS' END: Yes. Hi, David. It's Jeff Jones. The process incorporated the appointment of Peter J. Salomon's firm to represent Lands' End and the Lands' End board of directors. It was, I can assure you, a complete process, extensive. And we'd like to provide more details on that, but essentially you'll find the appropriate disclosures of that and the process it was used in the tender and recommendation offerings when they're filed.

DAVID LIEBERMAN: OK. So, complete process meaning looking at the full spectrum of possible buyers?

JEFF JONES: Yeah. I think when you look at those disclosures you'll find that essentially that's the type of process that we ran.

DAVID LIEBERMAN: OK. And the 55 percent that's voting for the transaction, if a superior offer does come can they vote for that or are they locked up in this transaction?

JEFF JONES: David, again, it's Jeff. The merger agreement and as will be disclosed in the agreement as well as in the tender does provide for the opportunity for a superior offer or bid to come in on the company. And so, yes, those provisions are in place.

DAVID LIEBERMAN:  Thank you.

OPERATOR:  Our next question comes from Theresa Donahue of Neuberger Berman.

THERESA DONAHUE, NEUBERGER BERMAN: Good morning. Given your answer to the last question about the full spectrum of buyers, I'm wondering if there's any further details you could provide us as to the timing and reasons on your end. Why now, in other words?


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JEFF JONES: Yeah. I think, again, we would defer any of the details until all shareholders appropriately can have that information as included in both the tender and the recommendation statement. And so, it won't be very long before we're able to provide that. If you just stay with us for a few days, that information will be available.

OPERATOR: Does that answer your question, Theresa?

THERESA DONAHUE: No, but thanks.

OPERATOR: Our next question comes from Richard Baun of CSFB.

RICHARD BAUN, CSFB: Yes. Good morning.

DON HUGHES: Good morning, Richard.

RICHARD BAUN: The 55 percent that includes Gary Comer and others, can you comment about who the others are that gets you to 55 percent?

DON HUGHES: Basic for - this is Don, Richard. Basically, the 55 percent is Gary Comer, our Chairman, Dick Anderson, our Vice Chairman, along with related trusts.

RICHARD BAUN: And how about management's - like you and Dave and everybody on management has got shares?

DON HUGHES: No. It's limited to Gary, Dick and their related trusts.

RICHARD BAUN: And can you - one other question, and I'm not sure if you can answer this, but on the Sears call they did talk about in-store doing - they're not going to have Lands' End shops. They're going to kind of scatter the merchandise throughout the store depending on the category. What were your feelings about having your product displayed in such a manner?

JEFF JONES: Yeah, Richard. It's Jeff. We've had preliminary conversations with the Sears executive management group on the approach. We're very comfortable with the discussions. They have committed to us that they're very interested in maintaining the integrity of our brand, the presentation of our quality, the presentation of our high value and high quality relative to our price points. So, we believe that as we work our way through the details that this will be forthcoming and will be a very well thought out strategy.

RICHARD BAUN: OK. Thanks. Well, congratulations, and good luck.

DON HUGHES: Thanks, Richard.

OPERATOR: Our next question comes from Derek Leckow of Barrington Research.

DEREK LECKOW, BARRINGTON RESEARCH: Yes. Good morning. Congratulations, everyone.

DON HUGHES: Morning, Derek.

DEREK LECKOW: Just wondered if you could give us some more color on the process here. I know you mentioned that we should read the documents, but wondered if you could talk about who initiated the transaction and were there more than one party involved at this point.

JEFF JONES: Yeah. We would prefer to make sure that information's disseminated to all shareholders at the same time, Derek, because I know everybody would like to see that information. And again, it won't be very long, several days before we're able to put those documents together, file them with the Securities & Exchange and get broad distribution. But, as based on my earlier comment, you can tell that we ran a very comprehensive process.


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DEREK LECKOW: So, in terms of arriving at this price you're saying that this process obviously accounted for all factors?

JEFF JONES: That's correct.

DEREK LECKOW: OK. Can you talk about your thought process? I know you mentioned that in the past you hadn't really put together a concrete plan to roll out a retail strategy. But can you talk about your thoughts of - I know this question was asked before, but maybe some more color on why now in terms of Sears?

DON HUGHES: Yeah. Derek, it's Jeff. I think what we have had is a extended dialogue within the management team and the board about the opportunities associated with retail and should we consider a retail strategy. Many of us believe that there is a significant opportunity for Lands' End to grow its market share in a dramatic fashion through a retail rollout. We've obviously tested in small ways a retail presentation, including our Minneapolis store, which continues to do extraordinarily well. We're very excited about its performance. We've introduced in our inlets and outlets more full-priced product in the past year. They are doing extraordinarily well with those sales, even though there's a limited number of stores and locations. And so, it begins to continue to confirm what we believe to be a very fine opportunity. And I believe that Sears clearly understands that. It's part of their strategy and believe that our brand quality of presentation will in fact be able to leverage their existing retail stores. And so, it's really just a great strategic fit.

DEREK LECKOW: That sounds great. If you take the 55 percent of the share that have been tendered and you add the management shares to that, I come up with about 62 percent of the outstanding stock. Is that about right?

JEFF JONES: Well, I think in this case the management shares in the proxy disclosure that are vested under options really have not been exercised and, obviously, at this point in time won't be exercised. We'll see in the agreements when they're pulled together and filed that options are intended to be cashed out as part of the transaction rather than converted to shares.

DEREK LECKOW: OK. Thank you and congratulations and good luck.

JEFF JONES: Thanks.

DON HUGHES: Thanks, Derek.

OPERATOR: Our next question comes from Jerome Kaplan of Value Line.

JEROME KAPLAN, VALUE LINE: Congratulations. You have...

JEFF JONES: Thank you.

JEROME KAPLAN: ...two meetings scheduled - or conference call for the first quarter release on the 16th and a meeting in New York on the 30th. Will these be - still go on?

JEFF JONES: Yeah. It's Jeff. Again, it's a excellent question. The first thing is we do not intend to have the meeting on the 30th. Obviously once the tender documents are filed, they need to speak for themselves. And so, that meeting we do not anticipate going forward with at this time. However, we do anticipate that this week we intended to file our first quarter results with an appropriate press release, and we are still under consideration to whether we'll have a brief conference call to provide clarification on the first quarter results. We are leaning that way, but we do believe that we will make that expectation that will file the first quarter's release this week.

JEROME KAPLAN: Thank you.

OPERATOR: Our next question is coming from Jung Park of Deal Analysis.

JUNG PARK, DEAL ANALYSIS: Jung Park from Deal Analysis. Is this tender going to need any foreign regulatory approvals to close?


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JEFF JONES: The - yeah. Jung, the answer to that is, as you're probably aware, we have foreign operations and subsidiaries in Germany, U.K., Japan and Internet sites in other places. We also ship out of the United States a fair amount of product into Canada. And so, we are doing a further quality assurance review with our legal staffs to ensure we know exactly which foreign filings will have to be made, if any. And so, at this time that's still under review.

JUNG PARK: OK. Thank you.

OPERATOR: Our next question is coming from Angela Moore of Reuters.

ANGELA MOORE, REUTERS: Hi. Sears had said that you guys have been talking for a long time about this. As far as your long-term strategy with this deal, do you plan on selling Sears stuff in your catalogues, like tools or anything like that?

JEFF JONES: It's an interesting question. We so far have not had any dialogue whatsoever about selling some of their hard lines or tools or that. On the other hand, when we have a chance to work on the integration and begin to work on the details, we are interested in having dialogue about how we might supplement our home products in our home catalogue through their assortment and their sourcing, one of those two alternatives. And so, we do think there will be ongoing discussions and consideration for products similar to what we've carried in the past and our customer would expect.

ANGELA MOORE: And what about apparel? Would you be selling any non-Lands' End brand apparel, like something from Sears, in your catalogue?

JEFF JONES: Yeah. At this time, there is no expectation or discussion that we would carry non-Lands' End apparel. Quite to the contrary, we do want to maintain the Lands' End brand, its image and position in the market and continue to have outstanding customer service. And I believe that's essentially what Alan Lacy said today during his call.

ANGELA MOORE: All right. Thank you.

OPERATOR: Our next question comes from Paul Miller of "Catalog Age".

PAUL MILLER, "CATALOG AGE": Hi, gentlemen. When Lands' End was pondering this deal was there much concern raised about Lands' End clothes appearing besides Sears lower end, lower value apparel in the stores that could negatively affect Lands' End's brand image, possibly lowering it in consumers' minds?

JEFF JONES: Well, Paul, that's an interesting question. However, we on the Lands' End side really can't provide you guidance or comment on that. I think that's really a point that Sears, their experts and understanding their own stores, their own customer base and have over the years have done an outstanding job of presenting good, better and best. And so, I heard the Sears management describe that they expect us to be sort of the best of their presentation. But I think they've given careful consideration to that topic.

PAUL MILLER: Thank you.

OPERATOR: Our next question comes from David Lieberman of Tiedemann Investment Group.

DAVID LIEBERMAN: Hi. I don't mean to beat a dead horse, but I had just a follow-up on the process. You said you had a complete process. Is it fair to say that Peter J. Solomon did an auction?

JEFF JONES: Different people can interpret the word "auction" different ways, David. So, we'll let the filing speak to that in appropriate wording to make sure people clearly understand it.

DAVID LIEBERMAN: OK.


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OPERATOR: As a reminder, if you do have a question or a comment you may press one followed by four on your touch-tone phone at this time. And our next question is coming from Theresa Donahue of Neuberger Berman.

THERESA DONAHUE: Hi. I was curious in terms of looking for retail opportunities as to what that - what is implied for the growth of your core catalogue. From your commentary it seems to suggest that you feel you've basically reached your potential there.

JEFF JONES: Quite to the contrary, Theresa, we continue to grow the direct business very nicely. We're very pleased with last year's growth rates relative to a very soft apparel market. We were up six, seven percent. Our women's business continues to grow just fabulously. Our kid's business is just doing terrific. So, we don't think that the direct business by any means is saturated, and there's still significant opportunities. Furthermore, our Internet business as of last year continued to grow at a very dramatic rate. There are many people now finding the convenience of shopping for our types of product by Internet being an outstanding feature. So, we just see the retail channel as an additional opportunity and an additional channel.

THERESA DONAHUE: Thank you.

OPERATOR: I'm showing no further questions at this time. I'd like to hand the floor back over to our speakers.

DON HUGHES: This is Don. We'd like to thank you all for participating in today's call and for your loyal support over the years. Please do not hesitate to call Charlotte, Jeff or myself if we can be of assistance.

Thank you. Goodbye.

JEFF JONES: Bye.

OPERATOR: Thank you. This does conclude today's teleconference. Please disconnect your lines at this time, and have a wonderful day.

END

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